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As filed with the Securities and Exchange Commission on May 26, 2005

Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SSA Global Technologies, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	84-1542338 (IRS Employer Identification Number)
500 W. Madison Suite 2200 Chicago, Illinois (Address of Principal Executive Offices)	60661 (Zip Code)
SSA Global Technologies, Inc. 2003 Equity Incentive Plan (Full title of the plan)

Kirk J. Isaacson, Esq.
Executive Vice President, General Counsel and Secretary
500 W. Madison
Suite 2200
Chicago, Illinois
(312) 258-6000

Copies to:

Michael R. Littenberg, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
Ph: (212) 756-2000
Fax: (212) 593-5955

(Name, address and telephone number, including area code, of agent for service)

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee(2)

Common Stock, par value $.01 per share	19,575,000	$11.00	$215,325,000.00	$25,343.75

(1)
Represents the maximum aggregate number of shares of common stock, par value $0.01 per share (the "Common Stock") of SSA Global Technologies, Inc., a Delaware corporation (the "Company," "we," "us," or "our") granted or available to be granted under the Company's 2003 Equity Incentive Plan (the "Plan").

(2)
Estimated solely for the purpose of calculating the registration fee. Pursuant to Rules 457(c) and 457(h)(1) of the Securities Act of 1933, as amended (the "Securities Act"), the proposed maximum offering price per share, the proposed maximum aggregate offering price and the amount of registration fee have been computed based on the initial offering price to the public of a share of Common Stock of the Registrant on May 26, 2005.

(3)
This Registration Statement includes a Reoffer Prospectus. Pursuant to Rule 416 of the Securities Act, this Registration Statement also covers such number of additional shares of Common Stock as may become available for issuance pursuant to the Plan in the event of any stock splits, stock dividends or similar transactions specified in the Plan.

EXPLANATORY NOTE

        Under Cover of this Form S-8 is our Reoffer Prospectus prepared in accordance with Part I of Form S-3 under the Securities Act. Our Reoffer Prospectus has been prepared pursuant to Instruction C of Form S-8, in accordance with the requirements of Part I of Form S-3, and may be used for reofferings and resales on a continuous or delayed basis in the future of up to an aggregate of 19,575,000 "control securities" which may be issued pursuant to the Plan.

Part I

INFORMATION REQUIRED IN THE SECTION 10(A) PROSPECTUS

        The documents containing the information specified in this Part I will be sent or given to employees participating in the Plan as specified by Rule 428(b)(1) of the Securities Act. Such documents need not be filed with the Securities and Exchange Commission (the "SEC" or the "Commission") either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424 of the Securities Act. These documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II of this Registration Statement, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

REOFFER PROSPECTUS

SSA Global Technologies, Inc.

19,575,000 Shares of

Common Stock, par value $.01 per share

        We have issued or may issue up to 19,575,000 shares of our common stock, par value $.01 per share (the "Common Stock"), offered hereby (the "Shares") to participants in the SSA Global Technologies, Inc. 2003 Equity Incentive Plan (the "Plan"). The participants may include Michael Greenough, Graeme Cooksley, Stephen P. Earhart, Ross Garrity, Kirk Isaacson, John R. Walles, Marcus Hansen and John W. Barter, who are collectively referred to as "Selling Shareholders." The Shares that have been issued or may be issued to the Selling Shareholders constitute "control securities." Pursuant to stock options that have been or may be granted to the Selling Shareholders, we may issue up to 19,575,000 Shares under the Plan. Selling Shareholders may offer some or all of the Shares issued to them under the Plan for sale from time to time at prices and terms negotiated in individual transactions, in brokers transactions negotiated immediately prior to sale, or in a combination of the foregoing. See "Plan of Distribution." We will not receive any proceeds from such sales. Selling Shareholders and any broker-dealers who participate in selling the Shares may be deemed "underwriters" as defined by the Securities Act of 1933, as amended (the "Securities Act"). Commissions paid or discounts or concessions allowed such broker-dealers, as well as any profit received on resale of the Shares by broker-dealers purchasing for their own accounts, may be deemed to be underwriting discounts and commissions. Selling Shareholders or purchasers of the Shares will pay all discounts, commissions and fees related to the sale of the Shares. We have paid the costs of filing this registration statement and reoffer prospectus (this "Prospectus") with the Securities and Exchange Commission (the "Commission") and will pay the costs of registering or qualifying the Shares under the securities laws of any jurisdiction where such registration or qualification is necessary.

        NEITHER THE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        THE PURCHASE OF THESE SECURITIES INVOLVES SUBSTANTIAL RISK. SEE "RISK FACTORS" ON PAGE 1.

        The Selling Shareholders will be selling the Shares at prices and terms then prevailing or at prices related to the then current market price, or in negotiated transactions. Our Common Stock is included on the Nasdaq National Market and is traded under the symbol SSAG.

        No person has been authorized in connection with any offering made hereby to give any information or to make any representation not contained in this Prospectus. If any such information is given or any such representation made, the information or representation should not be relied upon as if authorized by us. This Prospectus is not an offer to sell or a solicitation of an offer to buy any securities other than the Shares offered by this Prospectus, nor is it an offer to sell or a solicitation of an offer to buy any of the Shares offered hereby in any jurisdiction where it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale hereunder shall under any circumstances imply that the information in this Prospectus is correct any time subsequent to May 26, 2005.

        The date of this Prospectus is May 26, 2005.

TABLE OF CONTENTS

Summary	1
Company Overview	1
Risk Factors	1
Use Of Proceeds	15
Determination Of Offering Price	15
Selling Shareholders	15
Plan Of Distribution	18
Description Of The Common Stock	18
Incorporation Of Certain Information By Reference	19
Available Information	19
Disclosure Of Commission Position On Indemnification For Securities Act Liabilities	20

SUMMARY

        This Prospectus has been prepared pursuant to General Instruction C of Form S-8, in accordance with the requirements of Part I of Form S-3 under the Securities Act solely with regard to the resale of the Shares by the Selling Shareholders. The Company's principal executive offices are located at 500 W. Madison, Suite 2200, Chicago, Illinois 60661. The Company's telephone number is (312) 258-6000.

COMPANY OVERVIEW

        We are a leading global provider of enterprise software applications and related services. Our products and services are designed to help customers increase operating efficiency and productivity by automating key business processes, improving collaboration among their customers, suppliers, employees and other partners, and facilitating analysis of business trends. Our enterprise software applications are designed to improve various core enterprise resource planning, or ERP, functions, including accounting, human resource, inventory management, manufacturing, payroll and purchase and sales processing. We also provide applications that are integrated extensions to our core ERP products, including corporate performance, customer relationship, product lifecycle, supplier relationship and supply chain management products. We sell our products to companies in a wide range of industries, including discrete and process manufacturing, retail, financial services, healthcare and hospitality and gaming, providing these industries with functionality that addresses their unique business requirements. We also provide after-market maintenance and professional services. As of January 31, 2005, our products were used by approximately 13,400 customers.

RISK FACTORS

Risks Relating to Our Business

        Our historical operating results are of limited use in evaluating our historical performance and predicting future results because we used the purchase method of accounting for all of our acquisitions, including the fiscal 2003 and 2004 acquisitions.

        Since December 1, 2002, we have engaged in a number of acquisitions, consisting of the acquisition of Baan UK, Ltd., Baan U.S.A., Inc. and Baan Global B.V. (formerly Invensys International, B.V.) and their wholly and majority owned subsidiaries, or Baan, Infinium Software, Inc., or Infinium, Ironside Technologies, Inc., or Ironside, Elevon, Inc., or Elevon, EXE Technologies, Inc., or EXE, Arzoon, Inc., or Arzoon, and the Marcam division of Invensys Systems, Inc., or Marcam. We refer to our acquisitions of Infinium, Ironside, Baan and Elevon collectively as the "fiscal 2003 acquisitions." Operating results for fiscal 2003 included approximately one month of Ironside results and less than one month of results for Baan and Elevon. We refer to our acquisitions of EXE, Arzoon and Marcam collectively as the "fiscal 2004 acquisitions." Together, we refer to these acquisitions as the "fiscal 2003 and 2004 acquisitions." We used the purchase method of accounting for each of these acquisitions. Therefore, the operating results of each of the acquired businesses for which we used the purchase method of accounting are included in our financial statements only from the date of its acquisition and, as a result, our historical operating results may be of limited relevance in evaluating the financial performance of our company as it now exists and may not be indicative of our future operating results. Neither our historical consolidated financial statements nor the unaudited pro forma consolidated financial statements included in our Registration Statement on Form S-1 may be indicative of our future operating results, financial performance or financial position. In addition, the unaudited pro forma consolidated financial statements do not include our two most recent acquisitions because they do not exceed the threshold set by the SEC for providing such information, individually or in aggregate, but these acquisitions are included in our operating results from their respective dates of acquisition. Approximately $409.5 million, or 64%, of our total revenues of $636.5 million for fiscal 2004 came from our fiscal 2003 and 2004 acquisitions. Approximately $48.9 million, or 14%, of our total revenues of $344.5 million for the six months ended January 31, 2005 came from the fiscal 2004 acquisitions.

        Our limited operating history and our acquisitions make evaluating our business and our future financial prospects difficult. Our potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties typically encountered by recently organized or combined companies.

        Our strategy of supplementing our growth through selective acquisitions presents risks.

        Part of our growth strategy includes pursuing acquisitions. Our future success will depend in part on our ability to effectively integrate businesses that we have acquired, in particular Baan and EXE, as well as businesses that we may acquire in the future. We expect to face significant challenges in consolidating functions and integrating procedures, personnel, product lines, technologies and operations in a timely and efficient manner, and the integration process may require significant attention from management and devotion of resources. For example, in fiscal 2004, our operating expenses included $16.8 million of acquisition integration and other transition costs principally attributable to Baan, including approximately $10.0 million in incremental auditor and consulting fees from the compilation of records and audit of Baan's pre-acquisition financial results, which required substantial personnel resources and took nine months to complete. These amounts are included in our general and administrative costs in fiscal 2004.

        We cannot assure you that we will be able to consummate acquisitions in the future on terms acceptable to us, if at all. In addition, future acquisitions are accompanied by the risk that the obligations and liabilities of an acquired company may not be adequately reflected in the historical financial statements of such company and the risk that such historical financial statements may be based on assumptions that are incorrect or inconsistent with our assumptions or approach to accounting policies.

        We may not be able to realize the anticipated cost savings, synergies or revenue enhancements from combining acquired businesses and any businesses acquired in the future with our operations, and we may incur significant cash integration costs to achieve these cost savings.

        Even if we are able to integrate our acquired businesses, in particular Baan and EXE, and any businesses acquired in the future, with our operations successfully, we cannot assure you that we will realize the cost savings, synergies or revenue enhancements that we anticipate from such integration or that we will realize such benefits within the time frame that we currently expect or will expect. Realizing these benefits is both more important and more difficult, because historically most of the companies we have acquired have been in poor financial condition or even close to bankruptcy. Our ability to realize anticipated cost savings, synergies or revenue enhancements may be affected by the timing and efficiency with which we can consolidate operations, reduce overlapping personnel while avoiding labor disputes and integrate acquired technology with our existing technology, all of which are difficult to predict. In addition, our cost savings may be reduced by unexpected costs in connection with our integration efforts or a slowdown in the collection of accounts receivable, operating losses or costs associated with lawsuits brought against us related to acquired businesses. For example, the compilation of records and audit of Baan's pre-acquisition financial results resulted in approximately $10.0 million in incremental auditor and consulting fees. These amounts are included in our general and administrative costs in fiscal 2004.

        Our management and auditors have identified four significant deficiencies in our internal controls that, in aggregate, constituted a material weakness in the design and operation of our internal controls as of July 31, 2004, which, if not properly remediated, could result in material misstatements in our financial statements in future periods.

        Our independent auditors, Grant Thornton LLP, issued a letter to the Audit Committee of our board of directors in which they identified certain matters that they consider to constitute a material weakness in the design and operation of our internal controls as of July 31, 2004. A material weakness is defined by the Public Company Accounting Oversight Board (United States) as a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. A significant deficiency is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a misstatement of the financial statements that is more than inconsequential will not be prevented or detected. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

        Our auditors based their material weakness determination on four identified significant deficiencies:

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  Our sales representatives did not provide to our accounting personnel all contract documentation in connection with several customer arrangements in Japan entered into during fiscal 2001, 2002, and 2003 which led to the incorrect recording of revenue in those periods. The impact on our statement of operations was a reduction of license fees revenues of $0.7 million in fiscal 2001, $1.1 million in fiscal 2002 and $0.8 million in fiscal 2003, a decrease in income before income taxes of $0.7 million in fiscal 2001 and $1.1 million in fiscal 2002, and an increase in income before income taxes of $0.4 million in fiscal 2003.

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  In connection with three customer arrangements in Europe, the Middle East and Africa, or EMEA, revenues were recorded in the fourth quarter of fiscal 2004 even though software was not shipped until after quarter end. The impact on our statement of operations was a reduction of license fees revenues and income before income taxes of approximately $0.4 million for fiscal 2004.

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  In January 2005, we became aware that sales and finance employees in Mexico had recorded two software license transactions in fiscal 2004 even though those employees knew that the contracts did not meet revenue recognition requirements. These employees subsequently falsely represented and withheld information from both our corporate management and our auditors as to whether the transactions met revenue recognition requirements. This included knowledge of the falsification of customer signatures in one instance and misrepresentation of facts and circumstances in another instance indicating the fees from the arrangement were fixed and determinable upon contract signing. The impact on our statement of operations was a reduction of license fees revenues of $1.3 million and a reduction of income before income taxes of $0.7 million for fiscal 2004. The implicated sales and finance employees have resigned.

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  In January 2005, we also became aware that finance personnel in Mexico had not properly evaluated available facts and circumstances associated with the entire Mexican receivable portfolio at the time the financial statements were prepared for fiscal 2004 and the three months ended October 31, 2004. The impact on our statement of operations was a reduction of income before income taxes of $1.2 million in fiscal 2004 and $0.2 million in the three months ended October 31, 2004. The implicated finance personnel have resigned.

        In light of the significant deficiencies noted in Japan and Mexico and the aggregation of significant deficiencies constituting a material weakness, we have instituted control improvements that we believe will reduce the likelihood of similar revenue recognition errors to less than remote or to an inconsequential amount in the specific areas of the world that are judged to be most vulnerable. In addition, we have added further controls over contract review associated with revenue recognition and allowance for doubtful accounts judgments. These control improvements include:

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  For software license transactions, cash payment of at least 20% will be required in areas deemed vulnerable to provide additional evidence that a legally binding, non-cancelable arrangement has been executed with the customer and that the contract terms are complete.

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  Members of local and regional management who are not directly involved in contract negotiation will independently confirm the completeness of legal arrangements for contracts of a certain size with customers in areas deemed vulnerable.

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  Independent review of revenue recognition for software license agreements of $50,000 or greater in Latin America will be performed by qualified personnel in our North American accounting department.

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  Independent review of revenue recognition for larger software license agreements ($500,000 or greater in North America, EMEA and Japan, and $250,000 or more in Asia-Pacific and Latin America) and transactions of a non-routine nature in each geographic region will be performed by qualified personnel in our corporate headquarters. All software license agreements are reviewed by qualified accounting personnel in each geographic region for appropriate revenue recognition.

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  Enhancement of our internal policies to clarify that all receivables (billed and unbilled) will be evaluated quarterly in our determination of the allowance for doubtful accounts.

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  Independent reviews of the adequacy of the allowance for doubtful accounts for each geographic region will be performed by qualified personnel in our corporate headquarters.

        We have implemented these corrective actions. We expect to incur approximately $500,000 annually for incremental staffing costs associated with these corrective actions. If the remedial policies and procedures we have implemented are insufficient to address the four significant deficiencies that, in aggregate, constituted a material weakness as of July 31, 2004, or if additional material weaknesses or significant deficiencies in our internal controls are discovered in the future, we may fail to meet our future reporting obligations, our financial statements may contain material misstatements and our operating results may be harmed. Any such failure could also adversely affect the results of the periodic management evaluations and annual auditor attestation reports regarding the effectiveness of our "internal control over financial reporting" that will be required when the SEC's rules under Section 404 of the Sarbanes-Oxley Act of 2002 become applicable to us, beginning with the required filing of our Annual Report on Form 10-K for fiscal 2006 in September 2006. Total external costs associated with Sarbanes-Oxley Section 404 compliance were $2.9 million through January 31, 2005. We expect to incur additional costs of approximately $1.3 million during the remainder of fiscal 2005. Internal control deficiencies could also cause investors to lose confidence in our reported financial information. Although we believe we have addressed our material weakness in internal controls with the remedial measures we have implemented, we cannot assure you that the measures we have taken to date or any future measures will remediate the material weakness identified or that any additional material weaknesses will not arise in the future due to a failure to implement and maintain adequate internal controls over financial reporting.

        If accounting interpretations relating to revenue recognition change or companies we acquire have applied such standards differently than we do or have not applied them at all, our reported revenues could decline, or we may incur the expense and risks associated with an audit or restatement of the acquired company's financial statements.

        Under current accounting standards, the terms and conditions of our license agreements could result in deferred recognition of our license revenues or contract revenues.

        The accounting profession continues to discuss certain provisions of relevant accounting literature with the objective of providing additional guidance on potential interpretations related to software revenue recognition and so-called "multiple element arrangements" in which a single contract includes a software license, a maintenance services agreement and/or other "elements" that are bundled together in a total offering to the customer. These discussions and the issuance of interpretations, once finalized, could lead to unanticipated changes in our current revenue accounting practices, which could change the timing of revenue recognition. In addition, companies we acquire may have historically interpreted software revenue recognition rules differently than we do or may not have been subject to US generally accepted accounting principles, or GAAP, as a result of reporting under local GAAP in a foreign country. If we discover that companies we have acquired have interpreted and applied software revenue recognition rules differently than prescribed by US GAAP, we could be required to devote significant management resources and incur the expense associated with an audit, restatement or other examination of the acquired companies' financial statements.

        In connection with its audit of the Baan combined consolidated financial statements prepared in accordance with US GAAP and included in this prospectus, Ernst & Young Accountants identified a material weakness with respect to the Baan combined consolidated financial statements. Baan's original system of financial reporting was designed to comply with UK GAAP, consistent with the GAAP applied in the financial statements of its former parent, and the records of its subsidiaries were kept in other local GAAP, and then consolidated into its former parent's financial statements. As a result, the Baan historical financial information prior to our acquisition of Baan was not prepared in accordance with certain aspects of US GAAP regarding software revenue recognition principally related to multiple element arrangements that require deferral of revenues until delivery. Several instances were also found where revenues were not recorded over the proper term as specified in the arrangements. The financial accounting reconstruction, compilation and audit have been completed, at a cost to us of approximately $10.0 million, in order to obtain an audit opinion as to Baan's compliance with US GAAP. In response to the material weakness identified by Ernst & Young Accountants, which related to the pre-acquisition period for Baan, we have also installed control processes to address future US GAAP compliance with specific attributes covering multiple element arrangements, as well as delivered and undelivered elements in such arrangements. Baan-related revenues were $282.3 million in fiscal 2004, or 44% of our consolidated revenues for such period.

        Our quarterly revenues, cash flows and results of operations are difficult to predict and may fluctuate substantially.

        Due to the typical purchasing patterns of customers of enterprise software, revenues, cash flows and results of operations for companies in the software industry are volatile, difficult to predict and often fluctuate from quarter to quarter. These fluctuations can materially adversely affect our business, financial position, results of operations and cash flows. Our license revenues in any quarter depend substantially upon the number and size of contracts signed and our ability to recognize the associated revenues under our revenue recognition policy. While our forecast estimates may provide us with guidance in business planning and budgeting, these forecast estimates are speculative and may not consistently correlate to actual revenues and cash flow in a particular quarter or over a longer period of time. If we do not accurately forecast our contracting activity, we may improperly plan or budget, and our business, financial position, results of operations and cash flows could be materially adversely affected.

        Our future revenues are substantially dependent upon existing customers continuing to license our products and renew their maintenance agreements with us.

        We depend on our existing customers for additional future revenues from ongoing maintenance, professional consulting services and licenses of other products. Our maintenance agreements are generally renewable after twelve months or longer at the option of the customers, and there are no mandatory renewal obligations or obligations to license additional software. Likewise, a change in business conditions could alter current customer purchasing plans, and they may not necessarily generate significant revenues and cash flow in future periods.

        If we fail to continually improve our software products, effectively manage our product offerings, successfully migrate the technologies underlying our diverse products into unified standards and introduce new products and service offerings, our competitive position could erode, and our business may suffer.

        The market for our software products is characterized by technological change, evolving industry standards, changes in customer requirements and frequent new product introductions and enhancements. The market for business application software has been and continues to be intensely competitive, which requires that we continually improve our existing products and create new products while at the same time controlling our costs. In addition, as a result of our acquisitions, we have acquired many diverse brands and products with different underlying technology and programming which require significant expense to improve and support on an ongoing basis. Our future success will depend in part upon our ability to:

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  converge our product offerings and migrate the technology and programming underlying our diverse products into unified standards, as in the case of our SSA ERPLN software release in July 2004, which converges the ERP product offerings from Baan and the interBiz division of Computer Associates International, Inc., or interBiz;

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  continue to enhance and expand our existing products and services;

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  make our products compatible with future and existing interfaces that achieve popularity within the enterprise application marketplace, including NT, Unix and IBM iSeries;

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  continue to successfully integrate third-party products, as in our business intelligence product area;

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  enter new markets; and

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  develop and introduce new products and new services that satisfy increasingly sophisticated customer requirements, keep pace with technological developments, provide customer value and are accepted in the market.

        We cannot assure you that we will be successful in anticipating and developing product enhancements or new products and services to adequately address changing technologies and customer requirements. Any such products, solutions or services may not be successful in the marketplace or may not generate expected revenues or cash flow.

        We may not receive significant revenues from our current research and development efforts for several years.

        Developing and localizing software is expensive, and the investment in product development may involve a long payback cycle. In fiscal 2003 and 2004, our research and development expenses were $41.9 million, or approximately 14% of our total revenues, and $95.2 million, or approximately 15% of our total revenues, respectively. These expenses included $6.1 million related to the fiscal 2003 acquisitions for fiscal 2003 and $46.7 million related to the fiscal 2003 and 2004 acquisitions for fiscal 2004. For the six months ended January 31, 2005, our research and development expenses were $49.8 million, or approximately 14% of our total revenues of $344.5 million, which expenses included $4.5 million related to our fiscal 2004 acquisitions. Our future plans include significant investments in software research and development and related product opportunities. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, we do not expect to receive significant revenues from these investments for several years, if at all.

        As our software offerings increase in number, scope and complexity, our need to avoid and correct undetected errors may increase our costs, slow the introduction of new products and we may become subject to warranty or product liability claims which could be costly to resolve and result in negative publicity.

        Although we test each of our new products and product enhancement releases and evaluate and test the products we obtain through acquisitions before introducing them to the market, we cannot assure you that significant errors will not be found in existing or future releases of our software products, with the possible result that significant resources and expenditures may be required in order to correct such errors or otherwise satisfy customer demands. In addition, defects in our products or difficulty integrating our products with our customers' systems could result in delayed or lost revenues, warranty or other claims against us by customers or third parties, adverse customer reaction and negative publicity about us or our products and services or reduced acceptance of our products and services in the marketplace, any of which could have a material adverse effect on our business, financial position, results of operations and cash flows. For example, one of our customers has brought a lawsuit alleging, among other things, that defects and deficiencies in, and failed implementation of, Baan's software has caused and continues to cause it significant losses.

        Errors, defects or other performance problems of our products could result in harm or damage to our customers and expose us to liability, which may adversely affect our business and operating results.

        Because our customers may use our products for mission-critical applications, errors, defects or other performance problems may cause financial or other damages to our customers and result in claims for substantial damages against us, regardless of our responsibility for such errors, defects or other performance problems. The terms of our contracts with our customers are generally designed to limit our liability for errors, defects or other performance problems and damages relating to such errors, defects or other performance problems, but these provisions may not be enforced by a court or otherwise effectively protect us from legal claims. Our liability insurance may not be adequate to cover all of the costs resulting from these legal claims. Moreover, we cannot assure you that our current liability insurance coverage will continue to be available on acceptable terms or that the insurer will not deny coverage as to any future claim. The successful assertion against us of one or more large claims that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, financial position, results of operations and cash flows. Furthermore, even if we succeed in the litigation, we are likely to incur substantial costs and our management's attention will be diverted from our operations.

        We may not be able to protect our intellectual property rights, which may cause us to incur significant costs in litigation and an erosion in the value of our brands and products.

        We rely on a combination of the protections provided by applicable trade secret, copyright, patent and trademark laws, license and non-disclosure agreements and technical measures to establish and protect our rights in our products. We cannot assure you that these protections will be adequate or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology. Not all of our independent contractors sign non-disclosure agreements with respect to our products. Despite our efforts, it may be possible for third parties to copy certain portions of our products or reverse-engineer or otherwise obtain and use information that we regard as proprietary. In addition, the laws of certain countries do not protect our proprietary rights to the same extent as do the laws of the United States. Accordingly, we cannot assure you that we will be able to protect our proprietary software against unauthorized third party copying or use, which could adversely affect our competitive position.

        When we license our software, we are typically subject to a representation that our software does not infringe on any proprietary rights of third parties. Although we do not believe that we are infringing any proprietary rights of others, third parties have claimed and may claim in the future that we have infringed their intellectual property rights. For example, Macrovision Corporation, or Macrovision, recently filed suit against us alleging that we are infringing a patent owned by Macrovision. We expect that our software products will increasingly be subject to such claims as the number of products and competitors in our industry segment grows, as we expand our products into new industry segments and as the functionality of products overlap. Any claims, with or without merit, could be time-consuming, result in costly litigation, cause product delays, subject our products to an injunction, require a complete or partial re-design of the relevant product or require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all.

        Our revenues, cash flows and results of operations may be reduced if we need to lower prices or offer other favorable terms on our products and services to meet competitive pressures in our industry.

        The market for enterprise software applications has been and continues to be intensely competitive. We compete with a variety of software vendors, some of whom are active across the entire range of ERP products and services and others who are only active in niche segments, including vendors in the manufacturing, customer relationship management, corporate performance management, product lifecycle management, supplier relationship and supply chain management application market segments, and providers of human resource, financial management and enterprise resource planning software products. In addition, companies that have historically focused primarily on selling their software products to businesses that are either smaller or larger than those which we primarily target have increasingly begun to target mid-market companies, which we define as companies with revenues ranging from $100.0 million to $1.0 billion. Some of these companies may develop (or may have already developed) an overall concept or individual product offering which may be perceived to be as good as or better than our product offerings. Some of our competitors have advantages over us due to their significant worldwide presence, longer operating and product development history, larger installed customer base, and substantially greater financial, technical and marketing resources. In addition, we believe that competition will increase as a result of industry consolidation. Accordingly, it is likely that new competitors or alliances among competitors will emerge and may rapidly move to gain significant market share.

        In response to competition and general adverse economic conditions, we have been required in the past, and may be required in the future, to furnish additional discounts to customers, otherwise modify our pricing practices or offer more favorable payment terms or more favorable contractual implementation terms. These developments have and may increasingly negatively impact our revenues, cash flows and results of operations.

        Downturns in general economic and market conditions and reductions in information technology budgets cause decreases in demand for our software and related services which could negatively affect our revenues, cash flows and results of operations.

        Our revenues, cash flows and results of operations depend on the overall demand for our products, software and related services. Economic downturns in one or more of the countries in which we do business have resulted in reductions in the information technology budgets for some portion of our customers. At times, such reductions have resulted in delays or cancellations of customer purchases. Future delays or cancellations could have a material adverse effect on our business, financial position, results of operations and cash flows. Prolonged economic slowdowns may result in customers requiring us to renegotiate existing contracts on less advantageous terms than those currently in place or default on payments due on existing contracts. In particular, our business, financial position, results of operations and cash flows may be significantly adversely affected by a prolonged economic slowdown in the North American market or the EMEA market, because we derive a substantial portion of our revenues from software licenses and services in those markets.

        We are exposed to political, economic and other risks that arise from operating a multinational business.

        Our acquisitions, in particular the acquisition of Baan, have increased the size and scope of our international operations. For the six months ended January 31, 2005 and fiscal 2004, approximately 60% of our total revenues in both periods were derived from sources outside the United States. We currently have operations throughout EMEA, Asia, Latin America, Australia and Canada. Accordingly, our business is subject to the political, economic and other risks that are inherent in operating in numerous countries. These risks include, but are not limited to:

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  difficulty in enforcing agreements through foreign legal systems;

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  foreign customers may have longer payment cycles;

  •
  fluctuations in exchange rates may affect product demand and may adversely affect the profitability in U.S. dollars of products and services provided by us in foreign markets where payment for our products and services is made in the local currency;

  •
  required compliance with a variety of software localization requirements, tax or other matters; and

  •
  changes in general economic and political conditions in countries where we operate and, in the latter case, particularly in emerging markets.

        Our business success depends in part on our ability to anticipate and effectively manage these and other regulatory, economic, social and political risks inherent in international business. We cannot assure you that we will be able to effectively manage these risks or that they will not have a material adverse effect on our international business or on our business as a whole.

        In particular, we conduct our business and incur costs in the local currency of most countries where we operate. Since our consolidated financial statements are denominated in United States dollars, changes in currency exchange rates between the United States dollar and local currencies and, to the extent applicable, between local currencies and the currencies in which revenues are generated and expenses are incurred, have had, and will continue to have, an impact on our business, financial position, results of operations and cash flows. For the six months ended January 31, 2005, approximately 59% of our total revenues, 55% of our total cost of revenues and operating expenses and 5% of our net working capital deficiency were denominated in foreign currencies. For fiscal 2004, approximately 60% of our total revenues, 54% of our total cost of revenues and operating expenses and 15% of our net working capital deficiency were denominated in foreign currencies. For fiscal 2003, approximately 55% of our total revenues, 50% of our total cost of revenues and operating expenses and 37% of our net working capital deficiency were denominated in foreign currencies. For fiscal 2002, approximately 56% of our total revenues and 50% of our total cost of revenues and operating expenses were denominated in foreign currencies.

        Our future success depends on our ability to retain our key employees and attract and retain qualified employees in a competitive labor market.

        We are dependent on the services of Michael Greenough and other members of our senior management team to remain competitive in our industry. The loss of Michael Greenough or any other member of our senior management team could have an adverse effect on us.

        Due to the competitive employment nature of the software industry, there is a risk that we will not be able to retain or replace these key employees. Most of our current key employees are subject to employment agreements, option agreements or conditions that contain post employment non-competition provisions. However, these agreements permit the employees to terminate their employment on relatively short notice.

        In addition, we believe that our future success will depend upon our ability to attract, train and retain highly skilled technical, managerial, sales and marketing personnel. If we do not attract, train, retain and effectively manage our employees, our costs may increase, development and sales efforts may be hurt and our customer service may be degraded. Due to the competitive employment nature of the software industry, we cannot assure you that we will continue to be able to attract and retain the personnel we require to conduct our operations successfully. Use of non-compete agreements by some of our competitors further decreases the pool of available management, sales and technical personnel.

        Some of our non-U.S. employees are represented by workers' councils or are employed subject to local laws that are less favorable to employers than the laws of the United States.

        Some of our employees outside the United States are employed in countries in which employment laws provide greater bargaining or other rights to employees than the laws of the United States. Such favorable employment rights require us to expend greater time and expense in making changes to employees' terms of employment or making staff reductions. For example, as of January 31, 2005, we had 633 employees in Germany and the Netherlands, or approximately 18% of our total workforce, represented by workers' councils which must approve any changes in conditions of employment, including salaries and benefits. Of these employees, 275 were engaged in research and development activities, 112 in sales and marketing activities, 176 in customer support and services activities and 70 in general and administrative activities. While we believe that our relations with our employees are satisfactory, a significant dispute with our employees could have a material adverse effect on our business, financial position, results of operations and cash flows.

        As a result of our acquisitions, we have significant ongoing rent obligations under unfavorable leases.

        We have acquired companies that have significant rent obligations under leases at large premiums to the current market value. To date, we have sought to renegotiate, terminate or settle all such leases. We have been more successful in renegotiating the terms of leases with some landlords than with others. For example, EXE occupied approximately 25% of the office space leased under a non-cancelable, long-term lease of office space in Dallas, Texas. After being unable to sublease the unoccupied leased space, we were able to renegotiate the EXE Dallas lease in February 2004 in order to terminate our obligations to lease the unoccupied space, in exchange for $6.0 million in cash and stock appreciation rights, which were automatically exchanged for 127,281 shares of our common stock upon consummation of our initial public offering. We cannot assure you that we will be able to renegotiate, terminate or settle similar leases in the future on terms that are acceptable to us, or at all. Such leases could represent a continuing expense that would have a significant negative impact on our operating results, financial position and cash flow.

        Our substantial indebtedness and future indebtedness could adversely affect our financial health, limit our cash flow available to invest in the ongoing needs of our business and adversely affect the price of our common stock.

        We have a substantial amount of debt. As of January 31, 2005, we had approximately $246.2 million of indebtedness outstanding. Our cash and cash equivalents totaled $97.6 million as of January 31, 2005. Assuming our cash, cash equivalents and debt levels remain constant at our January 31, 2005 levels, without giving effect to the repayment of indebtedness, we will have to generate a minimum of $175.3 million of net cash flow through any combination of normal operations of our company, raising of debt and equity capital and asset sales through December 2007 to meet the remaining principal and interest payments of our outstanding promissory notes and subordinated promissory notes. Approximately $150.0 million of our indebtedness is subject to a floating interest rate. If interest rates were to change by 0.125%, annual interest expense on this indebtedness would change by approximately $0.2 million.

        In addition, we had approximately $0.9 million of letters of credit issued for our account as of January 31, 2005. On February 4, 2005, we amended our existing standby letter of credit to $2.2 million and increased the corresponding pledged collateral (restricted cash) to $2.2 million. This letter of credit renews annually after March 2007 at a reduced amount until the final expiration in March 2016. Our obligation and our related restricted cash balance will be $2.2 million through March 2007, unless amended.

        Our substantial indebtedness could have important consequences, including the following:

  •
  make it more difficult for us to satisfy our financial and payment obligations, or to refinance maturing indebtedness;

  •
  make us more vulnerable to a downturn in the economy or our business;

  •
  limit our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions and other general corporate purposes;

  •
  require application of a significant portion of our cash flow from operations to the payment of debt service costs, which would reduce the funds available to us for our operations;

  •
  limit our flexibility in planning for, or reacting to, changes in our industry, business and markets; and

  •
  place us at a competitive disadvantage to the extent we are more highly leveraged than some of our competitors.

        We may incur significant additional indebtedness in the future to fund our continued operations. To the extent new debt is added to our current debt levels, the substantial leverage risks described above would increase.

        We may not be able to generate sufficient cash flow to meet our debt service obligations.

        Our ability to generate sufficient cash flow from operations to make scheduled payments on our debt service obligations will depend on our future financial performance, which will be affected by a range of economic, competitive and other business factors, many of which are beyond our control. If we do not generate sufficient cash flow from operations to satisfy our debt service obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our indebtedness, selling assets, reducing or delaying capital investments or seeking to raise additional capital. We cannot assure you that any refinancing would be possible, that any assets could be sold at times and on terms sufficient to fund the required payments of our debt service obligations, or that additional financing could be obtained on acceptable terms, if at all. In addition, fixed charges exceeded earnings in certain historical periods. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance our obligations on commercially reasonable terms, would have an adverse effect, which could be material, on our business, financial position, results of operations and cash flows, as well as the price of our common stock.

Risks Relating to Our Stock

        There has been a limited market for our common stock. Unless an active trading market for our common stock develops following the initial public offering, investors may be unable to sell large blocks of our common stock or sell their common stock at or above the initial offering price.

        Our common stock is traded on the Nasdaq National Market under the symbol "SSAG." Prior to our initial public offering, which became effective on May 25, 2005, there had been no public market for our common stock. The initial public offering price for our common stock was $11.00 per share. The market price of our common stock will undoubtedly vary from the initial public offering price and may decline below the purchase price or exercise price you paid for your shares. As a result, investors may not be able to sell their common stock at or above the initial offering price.

        In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We could be the target of similar litigation in the future. Securities litigation, regardless of merit or ultimate outcome, would likely cause us to incur substantial costs, divert management's attention and resources, harm our reputation in the industry and the securities markets and reduce our profitability.

        In addition, an active trading market depends on the existence of willing buyers and sellers, the presence of which is beyond our control. An active trading market for our shares may never develop or be sustained following our initial public offering. As a result, investors may be unable to sell large blocks of our common stock and therefore may have limited liquidity opportunities. We cannot assure you that the price of our common stock available in the public market will reflect our actual financial performance.

        Affiliates of Cerberus Capital Management, L.P. and General Atlantic LLC control us and may have conflicts of interest with other stockholders in the future.

        After our initial public offering expected to be consummated June 1, 2005, funds and accounts managed by Cerberus Capital Management, L.P., or Cerberus, or its affiliated management companies, and investment entities affiliated with General Atlantic LLC, or General Atlantic, which we refer to collectively as our controlling stockholders, will collectively own 86.0% of our common stock. Assuming that General Atlantic's affiliated investment entities will acquire in our initial public offering expected to be consummated on June 1, 2005 1,500,000 shares, our controlling shareholders collectively will hold 88.3% of our common stock. Because indications of interest are not binding agreements or commitments to purchase, we cannot assure you that these stockholders will purchase shares in our initial public offering. As a result, our controlling stockholders continue to be able to control the election of our directors, determine our corporate and management policies and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. Our controlling stockholders will also have sufficient voting power to amend our organization documents. We cannot assure you that the interests of our controlling stockholders will coincide with the interests of other holders of our common stock. For example, our controlling stockholders could cause us to make acquisitions that increase the amount of our indebtedness or sell revenue-generating assets. Additionally, our controlling stockholders are in the business of making investments in companies and may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. Our controlling stockholders may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. So long as our controlling stockholders continue to own a significant amount of the outstanding shares of our common stock, they will continue to be able to strongly influence or effectively control our decisions, including potential mergers or acquisitions, asset sales and other significant corporate transactions.

        We are a "controlled company" within the meaning of Nasdaq rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

        Upon completion of our initial public offering, our controlling stockholders control a majority of our outstanding common stock. As a result, we are a "controlled company" within the meaning of the rules governing companies with stock quoted on The Nasdaq National Market. Under these rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a "controlled company" and is exempt from certain corporate governance requirements, including requirements that (1) a majority of the board of directors consist of independent directors, (2) compensation of officers be determined or recommended to the board of directors by a majority of its independent directors or by a compensation committee that is composed entirely of independent directors and (3) director nominees be selected or recommended for selection by a majority of the independent directors or by a nominating committee composed solely of independent directors. We utilize these exemptions. Our Board of Directors does not have a majority of independent directors, and our nominating and compensation committees do not consist entirely of independent directors. Accordingly, the procedures for approving significant corporate decisions can be determined by directors who have a direct or indirect interest in the matters, and you will not have the same protections afforded to stockholders of other companies with stock quoted on The Nasdaq National Market.

        Certain provisions of our charter documents and agreements and Delaware law could discourage, delay or prevent a merger or acquisition at a premium price.

        Our Restated Certificate of Incorporation includes provisions that:

  •
  permit us to issue, without any further vote or action by our stockholders, up to 125 million shares of preferred stock in one or more series and, with respect to each series, fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of such series, and the preferences and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of the series; and

  •
  limit stockholders' ability to call special meetings.

        These provisions may discourage, delay or prevent a merger or acquisition at a premium price.

        In addition, we are subject to Section 203 of the Delaware General Corporation Law, or the DGCL, which also imposes certain restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock. In addition, certain of our employment agreements and incentive plans provide for vesting of stock options and/or payments to be made to the employees thereunder if their employment is terminated in connection with a change of control, which could discourage, delay or prevent a merger or acquisition at a premium price.

        The price of our common stock may fluctuate significantly, and you could lose all or part of your investment.

        Volatility in the market price of our common stock may prevent you from being able to sell your shares at or above the price you paid for your shares. The market price of our common stock could fluctuate significantly for various reasons which include:

  •
  our quarterly or annual earnings or those of other companies in our industry;

  •
  the public's reaction to our press releases, our other public announcements and our filings with the SEC;

  •
  changes in earnings estimates or recommendations by research analysts who track our common stock or the stock of other software companies;

  •
  changes in general conditions in the U.S. and global economy, financial markets or software industry, including those resulting from war, incidents of terrorism or responses to such events;

  •
  sales of common stock by our controlling stockholders, directors and executive officers; and

  •
  the other factors described in these "Risk Factors."

        In addition, in recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The changes frequently appear to occur without regard to the operating performance of these companies. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our stock price.

        If a substantial number of shares become available for sale and are sold in a short period of time, the market price of our common stock could decline.

        The market price of shares of our common stock may drop significantly when the restrictions on resale by our existing stockholders lapse. Upon completion of our initial public offering, and using information as of January 31, 2005, we will have over 65,124,964 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option, of which 55,997,683 shares will be held by our controlling stockholders. Assuming that General Atlantic's affiliated investment entities will acquire in our initial public offering expected to be consummated on June 1, 2005 1,500,000 shares, our controlling stockholders will collectively own 57,497,683 shares of common stock, assuming no exercise of the underwriters' over-allotment option. Because indications of interest are not binding agreements or commitments to purchase, we cannot assure you that these stockholders will purchase shares in our initial public offering. However, prior to our initial public offering, we and our controlling stockholders, subject to certain limited exceptions, agreed with the underwriters to a "lock-up" period, meaning that such parties may not, subject to certain other exceptions, sell any of their existing shares of our common stock without the prior written consent of J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., representatives of the underwriters, until 180 days after the date of our initial public offering. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or announce material news or a material event relating to us or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in each case the expiration of the "lock-up" period will be automatically extended until the expiration of the 18-day period beginning on the date of the release or the earnings results or the announcement of the material news or material event, as applicable, unless J.P. Morgan Securities Inc. and Citigroup Global Markets Inc., representatives of the underwriters, waive, in writing, such an extension. Notwithstanding the foregoing, on or after the ninety-first day after the date of pricing of our initial public offering, we may announce the offer or sale of shares of our common stock in connection with the acquisition of a company, asset or business, provided that the aggregate market value of such shares does not exceed 5.0% of our market capitalization as of the date of pricing of our initial public offering and the recipients of such shares agree to be bound by the restrictions described above. Certain of our officers have entered into additional lock-up agreements. When the "lock-up" agreements expire, these shares and the shares underlying the options will become eligible for sale, in some cases subject to the limitations of Rule 144. Sales of a substantial amount of our common stock in the public market, or the perception in the public market of such sales, could decrease the market price of our common stock significantly. A decline in the price of shares of our common stock might impede our ability to raise capital through the issuance of additional shares of our common stock or other equity securities.

        We do not intend to pay dividends on our common stock for the foreseeable future, and the instruments governing our future indebtedness may contain various covenants that may limit our ability to pay dividends.

        It is our present intention not to pay dividends on our common stock for the foreseeable future. Our Board of Directors may, at its discretion, modify or repeal our dividend policy. Future dividends, if any, with respect to shares of our common stock will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, provisions of applicable law and other factors that our Board of Directors may deem relevant. Accordingly, we cannot assure you that we will pay dividends in the future or at all.

        The instruments governing our future indebtedness may contain covenants which place limitations on the amount of dividends we may pay.

        In addition, under Delaware law, our Board of Directors may declare dividends only to the extent of our "surplus" (which is defined as total assets at fair market value minus total liabilities, minus statutory capital), or if there is no surplus, out of our net profits for the then current and/or immediately preceding fiscal years.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders.

DETERMINATION OF OFFERING PRICE

        The Selling Shareholders may sell the Shares from time to time on the Nasdaq National Market, or otherwise, at prices and terms then prevailing or at prices related to the then current market price, or in negotiated transactions. See "Selling Shareholders" and "Plan of Distribution."

SELLING SHAREHOLDERS

        Out of the 19,575,000 Shares registered hereunder, the Selling Shareholders currently own 4,935,682 options issued to them under the Plan. The Selling Shareholders are as follows:

Michael Greenough	President, Chief Executive Officer and Chairman of the Board of Directors
Graeme Cooksley	Executive Vice President—Sales and Marketing
Stephen P. Earhart	Executive Vice President and Chief Financial Officer
Ross Garrity	Executive Vice President— Global Operations
Kirk Isaacson	Executive Vice President, General Counsel and Secretary
John R. Walles	Executive Vice President— Operations
Marcus Hansen	Director
John W. Barter	Director

        The following table sets forth certain information regarding the beneficial ownership of Common Stock by the Selling Shareholders as of January 31, 2005, and the number of Shares being offered by this Prospectus.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned(1)	Shares Covered By This Prospectus(2)	Number of Securities Underlying Unexercisable Options	Number of Shares Beneficially Owned After All Currently Exercisable Shares Are Resold Under This Prospectus(4)	Percentage of Common Stock Beneficially Owned After All Currently Exercisable Shares Are Resold Under This Prospectus (%)
Michael Greenough(5)	2,307,709	(3)	892,314	2,061,553	3.5
Graeme Cooksley(5)	596,222	(3)	250,359	532,625	*
Stephen P. Earhart(5)	262,471	(3)	405,636	167,027	*
Ross D. Garrity(6)	—	(3)	—	0	*
Kirk Isaacson	274,730	(3)	61,025	140,989	*
John R. Walles	157,823	(3)	106,229	245,425	*
John W. Barter	11,328	(3)	36,250	0	*
Marcus Hansen	9,063	(3)	36,250	0	*

*
Less than one percent.

(1)
Based upon information furnished by the respective Selling Shareholders. Under applicable regulations, Shares are deemed to be beneficially owned by a person if he directly or indirectly has or shares the power to vote or dispose of the Shares, whether or not he has any economic interest with respect to the Shares. Includes options that are vested as of, and will vest within 60 days of January 31, 2005.

(2)
Includes the following Shares subject to options already issued under the Plan as of July 31, 2004: Mr. Greenough (2,061,553 exercisable/892,314 unexercisable); Mr. Cooksley (532,625 exercisable/250,539 unexercisable); Mr. Earhart (167,027 exercsiable/405,636 unexercisable); Mr. Isaacson (140,989 exercisable/61,025 unexercisable); Mr. Walles (245,425 exercisable/106,229 unexercisable); Mr. Hansen (36,250 unexercisable); and Mr. Barter (36,250 unexercisable).

(3)
The number of Shares subject to options to be issued under the Plan to the Selling Shareholders (which, if issued, upon exercise, will be covered for resale pursuant to this Prospectus) is subject to awards that may be made under the Plan from time to time and, therefore, is not yet determinable.

(4)
Unless otherwise determined by the committee appointed by the Board of Directors to administer the Plan, or as set forth in an award agreement, options vest and become exercisable as follows: Under the Plan, the four forms of stock option agreements, other than for Michael Greenough (as discussed below), that have been entered into by employees are: (i) the stock option agreements for key employees hired prior to April 30, 2003, (ii) the stock option agreements for non-key employees hired prior to April 30, 2003, (iii) the stock option agreements for key employees hired on or after April 30, 2003 and (iv) the stock option agreements for non-key employees hired on or after April 30, 2003. Under the agreements listed in clauses (i) and (ii), fifty percent of the option, or 2/48th of the option in the case of Stephen Earhart's agreement, vests and is exercisable immediately on the day it is granted, and the balance of the unvested portion of the option vests over a four-year period such that 1/48th of the option vests and becomes fully exercisable on the last day of each calendar month. Under the agreements listed in clauses (iii) and (iv), the option vests over a four-year period such that 1/48th of the option vests and becomes fully exercisable on the last day of each calendar month. All options expire on the tenth anniversary of the day they are granted, unless terminated earlier.

If a key employee participant is terminated by us other than for "cause," as defined in the stock option agreement, or if the key employee participant terminates his or her employment for "good reason," as defined in the stock option agreement, any unvested portion of the option would become immediately vested and exercisable and all vested options could be exercised at any time before the earlier of expiration and ninety days of the date of termination of employment. If a non-key employee participant is terminated by us for other than "cause," as defined in the stock option agreement, or if a non-key employee participant terminates his or her employment with us, the portion of the option exercisable on the date of termination could be exercised at any time before the earlier of expiration and ninety days of the date of termination of employment. If any participant is terminated by us for "cause," the unexercised portion of the option would terminate immediately. If any participant is terminated for any reason, we have the right at any time after the termination, and after at least six months and one day after the date that the participant acquires his or her option shares or, if he or she purchases the option shares with a loan from us, then six months and one day after the date that he or she pays back the loan in full, on ninety days' prior written notice, to purchase all, but not less than all, of the option shares owned by the participant for a price per share equal to (a) in the event that we terminated the participant's employment for "cause," or if the participant terminated his or her employment for other than "good reason," in each case prior to the fourth anniversary of the day the option is granted, the option exercise price paid by the participant, or (b) in the event that employment terminates on or after the fourth anniversary of the grant date or terminates for any other reason, the fair market value per share of our common stock on the date the purchase right is exercised.

If Mr. Greenough is terminated by us other than for "cause," as defined in his employment agreement, or if he terminates his employment for "good reason," also as defined in his employment agreement, any unvested options would become immediately vested and exercisable and could be exercised at any time before expiration and within one year of the date of termination. Furthermore, Mr. Greenough may at any time within 30 days after the later of termination of his employment for the reasons listed above and at least six months and one day after the date that he acquires his option shares or, if he purchases the option shares with a loan from us, then six months and one day after the date that he pays back the loan in full, require us to purchase all, but not less than all, of his option shares for a price equal to the fair market value per share of our common stock on the repurchase date. If Mr. Greenough dies, his legal representatives shall have the right to require us to purchase Mr. Greenough's option shares on the foregoing terms. If we do not renew Mr. Greenough's employment agreement at the end of its term, his unvested options will terminate, and he will have the earlier of (i) 30 days following termination of his employment and (ii) the end of the option term in which to exercise his vested options.

Although some of our employment contracts with our executive officers (including Mr. Greenough) contemplate that we may make loans to them to acquire option shares, we have not made any such loans nor will we do so to the extent we will be precluded by the Sarbanes-Oxley Act of 2002 from making such loans.

(5)
Certain of our officers, including Messrs. Greenough, Cooksley and Earhart, have entered into lock-up agreements with us having a term of three years, commencing on the effective date of our initial public offering. Subject to certain limited exceptions, the lock-up agreements apply to shares of our common stock beneficially owned by them. If Cerberus, General Atlantic or any of their respective affiliates sells any shares of our common stock, each of the officers party to these lock-up agreements will be entitled to sell the number of shares of our common stock that is equal to (a) the number of shares of our common stock beneficially owned by such officer on the date that our initial public offering was consummated multiplied by (b) a fraction, of which (i) the numerator is the number of shares of our common stock to be sold by Cerberus, General Atlantic and their affiliates in such transaction and (ii) the denominator is the total number of shares of our common stock held by Cerberus, General Atlantic and all of their affiliates on the date that our initial public offering was consummated. In addition, the officers are permitted to sell that number of shares of common stock as may be approved by the Compensation Committee of our Board of Directors from time to time.

An officer will be released from his obligations under his lock-up agreement in the event of the (i) death of such officer, (ii) termination by us of such officer's employment without "cause" (as defined below) or on account of such officer's "disability" (as defined below), or (iii) termination by such officer of his or her employment with us for "good reason" (as defined below).

For purposes of the lock-up agreements, (a) "cause" means any of the following: (i) embezzlement, dishonesty, or fraud, (ii) conviction (or plea of nolo contendere) for a felony or conviction (or plea of nolo contendere) of any crime involving moral turpitude or that impairs the officer's ability to perform his duties, (iii) improper and material disclosure or use of our or any of our subsidiary's confidential or proprietary information, or (iv) the officer's willful failure or refusal to follow the lawful and good faith direction of us or any of our subsidiaries to perform his material duties which, if curable, remains uncured following 30 days' written notice to the officer from us describing such failure or refusal; (b) "disability" means a determination by us in accordance with applicable law that, as a result of a physical or mental illness, the officer is unable and has been unable to perform the essential functions of his or her job with or without reasonable accommodation for a period of (x) 90 consecutive days or (y) 180 days in any one-year period; and (c) "good reason" means a decrease in the officer's base salary (not consented to in advance by the officer or ratified subsequently by the officer) or a "change in control," as defined in the Plan.

(6)
Mr. Garrity joined us in April 2005 and, at his current base salary rate, would have been one of our five most highly compensated executive officers had he been employed by us throughout fiscal 2004. Upon the consummation of our initial public offering, Mr. Garrity will receive options to purchase 145,000 shares of our common stock at an exercise price equal to the initial public offering price per share.

PLAN OF DISTRIBUTION

        Selling Shareholders may sell the Shares from time to time on the Nasdaq National Market, or otherwise, at prices and terms then prevailing or at prices related to the then current market price, or in negotiated transactions. Sales of Shares may be effected at the time of, and in connection with, the Selling Shareholder's exercise of options under which the Company issues such Shares to the Selling Shareholder. The Selling Shareholders expect to employ brokers or dealers in order to sell the Shares. Brokers or dealers engaged by the Selling Shareholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from the Selling Shareholders or from purchasers in amounts to be negotiated, which commissions and discounts are not expected to deviate from usual and customary brokers' commissions. Neither the Company nor the Selling Shareholders expect to employ, utilize or otherwise engage any finders to assist in the sales of the Shares.

        There is no assurance that the Selling Shareholders will offer for sale or sell any or all of the Shares registered pursuant to this Prospectus.

DESCRIPTION OF THE COMMON STOCK

        The Company has authority to issue 450,000,000 shares of Common Stock. As of May 23, 2005, there were 4,785,000 shares issued and outstanding, assuming no conversion of preferred shares, stock appreciation rights or convertible notes into Common Stock. The holders of the Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding series of preferred stock, the holders of the Common Stock are entitled to receive ratably any dividends that may be declared from time to time by the Company's board of directors. We do not intend to pay dividends on our common stock for the foreseeable future. Our Board of Directors may, at its discretion, modify or repeal our dividend policy. Future dividends, if any, with respect to shares of our common stock will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, provisions of applicable law and other factors that our Board of Directors may deem relevant. Accordingly, we cannot assure you that we will pay dividends in the future or at all. In the event of our liquidation, dissolution or winding-up, the holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The following documents filed by us with the Commission are hereby incorporated herein by reference:

        1.     Part I of our Registration Statement on Form S-1 (Registration No. 333-116156) initially filed with the Commission on June 3, 2004, as amended by Amendment Nos. 1 through 12 filed with the Commission on August 9, 2004, October 22, 2004, November 15, 2004, December 21, 2004, February 28, 2005, March 21, 2005, March 23, 2005, April 15, 2005, April 27, 2005, May 6, 2005, May 25, 2005 and May 25, 2005, respectively.

        2.     The description of our Common Stock contained in our Registration Statement on Form S-1 (Registration No. 333-116156) initially filed with the Commission on June 3, 2004, as amended by Amendment Nos. 1 through 12 filed with the Commission through on August 9, 2004, October 22, 2004, November 15, 2004, December 21, 2004, February 28, 2005, March 21, 2005, March 23, 2005, April 15, 2005, April 27, 2005, May 6, 2005, May 25, 2005 and May 25, 2005, respectively.

        Prior to the filing, if any, of a post-effective amendment that indicates that all securities covered by this Form S-8 have been sold or that de-registers all such securities then remaining unsold, all reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents.

AVAILABLE INFORMATION

        We will provide to each person, including any beneficial owner, to whom this Prospectus is delivered, without charge, a copy of any or all of the information that has been incorporated by reference in this Prospectus, upon the oral or written request of such person. Requests for such information may be directed to Kirk J. Isaacson, our Vice President and General Counsel, at our principal executive offices located at 500 W. Madison, Suite 2200, Chicago, Illinois 60661.

        We are subject to the reporting requirements of Sections 13 and 15(d) of the Exchange Act and, in accordance therewith, file reports and other information with the Commission. Such reports, proxy and information statements can be inspected and copied at the Commission's Public Reference Room at

100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC also maintains a site on the World Wide Web (http://www.sec.gov) that contains such reports, proxy and information statements.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

        Our Restated Certificate of Incorporation and Second Amended and Restated By-laws indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law (the "DGCL"). The DGCL permits a corporation to limit or eliminate a director's or officer's personal liability to the corporation or the holders of its capital stock for breach of duty. This limitation is generally unavailable for acts or omissions by a director or officer which were (i) in bad faith, (ii) were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated or (iii) involved a financial profit or other advantage to which such director was not legally entitled. The DGCL also prohibits limitations on director or officer liability for acts or omissions which resulted in a violation of a statute prohibiting certain dividend declarations, certain payments to stockholders after dissolution and particular types of loans. The effect of these provisions is to eliminate the rights of us and our shareholders (through shareholders' derivative suits on our behalf) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions will not limit the liability of directors under the federal securities laws of the United States.

        Pursuant to indemnification agreements entered into between us and each of our directors and officers, we have agreed to indemnify such persons to the fullest extent permitted by Delaware law, as the same may be amended from time to time.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and control persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Part II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.    Incorporation of Documents by Reference.

        The Commission allows us to "incorporate by reference" the information we file with the Commission, which means we can disclose important information to investors by referring investors to those documents. The information incorporated by reference is an important part of this Registration Statement, and information we file later will automatically update and supersede this information. The following documents are incorporated by reference:

        (1)   Part I of our Registration Statement on Form S-1 (Registration No. 333-116156) initially filed with the Commission on June 3, 2004, as amended by Amendment Nos. 1 through 10 filed with the Commission on August 9, 2004, October 22, 2004, November 15, 2004, December 21, 2004, February 28, 2005, March 21, 2005, March 23, 2005, April 15, 2005, April 27, 2005, May 6, 2005, May 25, 2005 and May 25, 2005, respectively.

        (2)   The description of our Common Stock contained in our Registration Statement on Form S-1 (Registration No. 333-116156) initially filed with the Commission on June 3, 2004, as amended by Amendment Nos. 1 through 10 filed with the Commission on August 9, 2004, October 22, 2004, November 15, 2004, December 21, 2004, February 28, 2005, March 21, 2005, March 23, 2005, April 15, 2005, April 27, 2005, May 6, 2005, May 25, 2005 and May 25, 2005, respectively.

        All documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing of such documents. Any statement contained in this Registration Statement, or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4.    Description of Securities.

        Not applicable.

Item 5.    Interests of Named Experts and Counsel.

        The consolidated financial statements of SSA Global Technologies, Inc. and its subsidiaries as of July 31, 2004 and 2003 and for the fiscal year ended July 31, 2004, the year ended July 31, 2003 and the nine months ended July 31, 2002 incorporated herein by reference, have been audited by Grant Thornton LLP, independent registered public accounting firm with respect to SSA Global Technologies, Inc., incorporated herein by reference.

        The consolidated financial statements of Infinium Software, Inc. and its subsidiaries as of September 30, 2002 and 2001 and for each of the three years in the period ended September 30, 2002, incorporated herein by reference, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm with respect to Infinium Software, Inc. and its subsidiaries, given on the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements of Ironside Technologies, Inc. and its subsidiaries as of March 31, 2003 and for the year ended March 31, 2003, incorporated herein by reference, have been audited by Grant Thornton LLP, independent registered public accounting firm with respect to Ironside Technologies, Inc., as stated in their report incorporated herein by reference.

        The consolidated financial statements of Ironside Technologies, Inc. and its subsidiaries as of March 31, 2002 and for the year ended March 31, 2002, incorporated herein by reference, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants with respect to Ironside Technologies, Inc. and its subsidiaries, given on the authority of said firm as experts in auditing and accounting.

        The combined consolidated financial statements of Baan UK, Ltd., Baan U.S.A., Inc., and Baan Global B.V. (collectively "Baan") as of June 30, 2003 and March 31, 2003 and 2002, and for the three-month period ended June 30, 2003 and years ended March 31, 2003 and 2002 included in our Registration Statement on Form S-1 (No. 333-116156) and related prospectus have been audited by Ernst & Young Accountants, an independent registered public accounting firm with respect to Baan, as stated in their report thereon, included therein, and incorporated herein by reference. Such combined consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

        The consolidated financial statements of Elevon, Inc. and its subsidiaries as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 incorporated herein by reference have been audited by Deloitte & Touche LLP, independent auditors with respect to Elevon, Inc., as stated in their report incorporated herein by reference and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements of EXE Technologies, Inc. and its subsidiaries as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 incorporated herein by reference have been audited by Ernst & Young LLP, an independent registered public accounting firm with respect to EXE Technologies, Inc. as set forth in their report incorporated herein by reference. We have so incorporated EXE Technologies, Inc.'s financial statements in the prospectus in reliance on Ernst & Young LLP's report, given upon their authority as experts in accounting and auditing.

        The legality of the issuance of the Common Stock being registered hereby is being passed upon by Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022, counsel for the Company.

Item 6.    Indemnification of Directors and Officers.

  Indemnification Under the Delaware General Corporation Law

        Section 145 of the DGCL authorizes a corporation to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful. In addition, the DGCL does not permit indemnification in any threatened, pending or completed action or suit by or in the right of the corporation in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses, which such court shall deem proper. To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter, such person shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred by such person. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended. The DGCL also allows a corporation to provide for the elimination or limit of the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director:

        (1)   for any breach of the director's duty of loyalty to the corporation or its stockholders;

        (2)   for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

        (3)   for unlawful payments of dividends or unlawful stock purchases or redemptions; or

        (4)   for any transaction from which the director derived an improper personal benefit.

        These provisions will not limit the liability of directors or officers under the federal securities laws of the United States.

Indemnification Under the Company's Restated Certificate of Incorporation (the "Charter")

        Article Five of the Company's Charter provides that, to the fullest extent permitted by the DGCL (including, without limitation, paragraph (7) of subsection (b) of Section 102 thereof), as the same may be amended and supplemented from time to time, the personal liability of the Company's directors and officers shall be eliminated.

        Article Seven of the Company's Charter provides that, to the fullest extent permitted by the DGCL (including, without limitation, Section 145 thereof), as the same may be amended and supplemented from time to time, we shall indemnify any and all persons whom we shall have the power to indemnify under the DGCL. The indemnification provided for in Article Seven of the Company's Charter shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled whether as a matter of law, under the Company's Second Amended and Restated By-laws, by agreement, by vote of our stockholders or disinterested directors or otherwise.

Indemnification Under the Company's Second Amended and Restated By-laws (the "By-laws")

        Section 1 of Article VI of the Company's By-laws provide that the Company shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "Covered Person") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of the Company or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except as otherwise provided in Article VI, Section 3 of the Company's By-laws, the Company shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof)

commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized by the Board of Directors of the Company.

        Section 2 of Article VI of the Company's By-laws provides that the Company shall pay the expenses (including attorneys' fees) incurred by a Covered Person in defending any proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under this Article VI or otherwise.

        Section 3 of Article VI of the Company's By-laws provides that if a claim for indemnification is not paid in full within ninety days after a written claim therefor by the Covered Person has been received by the Company or if a claim for advancement of expenses under this Article VI is not paid in full within thirty days after a written claim therefore by the Covered Person has been received by the Company, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action, the Company shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

        Section 4 of Article VI of the Company's By-laws provides that the rights conferred on any Covered Person by Article VI of the Company's By-laws shall not be exclusive of any other rights which such Covered Person may have or hereafter acquire under any statute, provision of the Company's Charter, the Company's By-laws, agreement, vote of stockholders or disinterested directors or otherwise.

        Section 5 of Article VI of the Company's By-laws provides that the Company's obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

        Section 7 of Article VI of the Company's By-laws provides that Article VI of the Company's By-laws shall not limit the right of the Company, to the extent and in the manner permitted by law, to indemnify and to advance expenses to persons other than Covered Persons when and as authorized by appropriate corporate action.

Indemnification Under Indemnification Agreements With Our Directors and Officers

        Reference is made to the form of Indemnification Agreement entered into between the Company and each of its directors and officers, pursuant to which the Company agreed to indemnify such persons to the fullest extent permitted by Delaware law, as the same may be amended from time to time.

Item 7.    Exemption from Registration Claimed.

        Not applicable.

Item 8.    Exhibits.

        The following is a complete list of exhibits filed as part of this Registration Statement:

EXHIBIT NUMBER	DESCRIPTION
4.1	SSA Global Technologies, Inc. 2003 Equity Incentive Plan.
4.2	Specimen of Common Stock Certificate.
5.1	Opinion of Schulte Roth & Zabel LLP.
23.1	Consent of Grant Thornton LLP regarding the consolidated financial statements of the Registrant and its subsidiaries.
23.2	Consent of PricewaterhouseCoopers LLP regarding the consolidated financial statements of Infinium Software, Inc. and its subsidiaries.
23.3	Consent of Grant Thornton LLP regarding the consolidated financial statements of Ironside Technologies, Inc. and its subsidiaries.
23.4	Consent of PricewaterhouseCoopers LLP regarding the consolidated financial statements of Ironside Technologies, Inc. and its subsidiaries.
23.5	Consent of Ernst & Young Accountants regarding the combined consolidated financial statements of Baan UK, Ltd., Baan U.S.A., Inc., and Baan Global B.V.
23.6	Consent of Deloitte & Touche LLP regarding the consolidated financial statements of Elevon, Inc. and its subsidiaries.
23.7	Consent of Ernst & Young LLP regarding the consolidated financial statements of EXE Technologies, Inc. and its subsidiaries.
23.8	Consent of Schulte Roth & Zabel LLP (incorporated by reference in Exhibit 5.1).
24	Power of Attorney (included on signature page).

Item 9.    Undertakings.

  (a)
  The undersigned registrant hereby undertakes:

          (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

              (i)    To include any prospectus required by Section 10(a)(3) of the Securities Act.

              (ii)   To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement.

              (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (2)   That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (b)   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (h)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on the 26th day of May, 2005.

SSA GLOBAL TECHNOLOGIES, INC.
By:	/s/ STEPHEN P. EARHART Name: Stephen P. Earhart Title: Chief Financial Officer and Executive Vice President

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Michael Greenough and Stephen P. Earhart, or any one of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments to the Registration Statement, including post-effective amendments thereto and any registration statements filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits hereto, and other documents in connection therewith, with the Securities and Exchange Commission, and does hereby grant unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ MICHAEL GREENOUGH Michael Greenough	Chairman of the Board, President and Chief Executive Officer (principal executive officer)	May 26, 2005
/s/ STEPHEN P. EARHART Stephen P. Earhart	Chief Financial Officer and Executive Vice President (principal financial officer and principal accounting officer)	May 26, 2005
/s/ JOHN W. BARTER John W. Barter	Director	May 26, 2005
/s/ JAMES N. CHAPMAN James N. Chapman	Director	May 26, 2005
/s/ WILLIAM E. FORD William E. Ford	Director	May 26, 2005
/s/ MICHAEL M. GREEN Michael M. Green	Director	May 26, 2005

II-1

/s/ MARCUS C. HANSEN Marcus C. Hansen	Director	May 26, 2005
/s/ PIETER KORTEWEG Pieter Korteweg	Director	May 26, 2005
/s/ MARC F. MCMORRIS Marc F. McMorris	Director	May 26, 2005
/s/ MARK NEPORENT Mark Neporent	Director	May 26, 2005
/s/ RAYMOND H. WECHSLER Raymond H. Wechsler	Director	May 26, 2005

        Pursuant to the requirements of the Securities Act, the Board, including the members of the committee appointed by the Board to administer the Plan, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on the 26th day of May, 2005.

SSA GLOBAL TECHNOLOGIES, INC. EQUITY INCENTIVE PLAN
By:	/s/ MICHAEL GREENOUGH Name: Michael Greenough Title: Chairman of the Board

II-2

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
4.1	SSA Global Technologies, Inc. 2003 Equity Incentive Plan.
4.2	Specimen of Common Stock Certificate.
5.1	Opinion of Schulte Roth & Zabel LLP.
23.1	Consent of Grant Thornton LLP regarding the consolidated financial statements of the Registrant and its subsidiaries.
23.2	Consent of PricewaterhouseCoopers LLP regarding the consolidated financial statements of Infinium Software, Inc. and its subsidiaries.
23.3	Consent of Grant Thornton LLP regarding the consolidated financial statements of Ironside Technologies, Inc. and its subsidiaries.
23.4	Consent of PricewaterhouseCoopers LLP regarding the consolidated financial statements of Ironside Technologies, Inc. and its subsidiaries.
23.5	Consent of Ernst & Young Accountants regarding the combined consolidated financial statements of Baan UK, Ltd., Baan U.S.A., Inc., and Baan Global B.V.
23.6	Consent of Deloitte & Touche LLP regarding the consolidated financial statements of Elevon, Inc. and its subsidiaries.
23.7	Consent of Ernst & Young LLP regarding the consolidated financial statements of EXE Technologies, Inc. and its subsidiaries.
23.8	Consent of Schulte Roth & Zabel LLP (incorporated by reference in Exhibit 5.1).
24	Power of Attorney (included on signature page).

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EXPLANATORY NOTE
Part I INFORMATION REQUIRED IN THE SECTION 10(A) PROSPECTUS
REOFFER PROSPECTUS SSA Global Technologies, Inc. 19,575,000 Shares of Common Stock, par value $.01 per share
TABLE OF CONTENTS
SUMMARY
COMPANY OVERVIEW
RISK FACTORS
USE OF PROCEEDS
DETERMINATION OF OFFERING PRICE
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF THE COMMON STOCK
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
AVAILABLE INFORMATION
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
Part II INFORMATION REQUIRED IN THE REGISTRATION STATEMENT
SIGNATURES
EXHIBIT INDEX